UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition year from              to
Commission File No. 1-10275

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brinker International, Inc.
3000 Olympus Blvd.
Dallas, Texas 75019

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017	3
Notes to Financial Statements	4
Supplemental Schedule* - Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2018	8
Signatures	9
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	10
Exhibit 99 - Certification by Jason Landry, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	11

*	All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
Brinker International 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Brinker International 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2007.
/s/ Whitley Penn LLP
Dallas, Texas
May 31, 2019

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Investments – at fair value (Note 3)	$254,448,338	$269,704,693
Receivables:
Employer contributions	150,454	143,559
Participants’ contributions	286,367	272,928
Notes receivable from participants	12,690,315	12,038,074
Total receivables	13,127,136	12,454,561
Net assets available for benefits	$267,575,474	$282,159,254
See accompanying notes to financial statements.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions:
Contributions:
Participants	$18,002,851	$16,949,605
Rollovers	480,913	1,162,997
Employer	9,460,238	9,019,544
Total contributions	27,944,002	27,132,146
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(30,469,880)	23,887,412
Interest and dividends	17,589,823	15,299,002
Total investment (loss) income	(12,880,057)	39,186,414
Interest on notes receivable from participants	592,147	498,545
Total additions	15,656,092	66,817,105
Deductions:
Benefits paid to participants	30,239,872	32,560,376
Net (decrease) increase	(14,583,780)	34,256,729
Net assets available for benefits at beginning of year	282,159,254	247,902,525
Net assets available for benefits at end of year	$267,575,474	$282,159,254
See accompanying notes to financial statements.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Notes to Financial Statements
1. DESCRIPTION OF THE PLAN
The following description of the Brinker International (the “Company” or “Brinker”) 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
General
The Company originally adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. The Plan was most recently amended and restated in its entirety effective December 1, 2014, primarily for the purpose of incorporating previous Plan amendments and implementing an updated plan document. Leased employees, non-US citizens, and union employees without specific contract provisions are not eligible to participate in the Plan.
The investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Investments Institutional Operations Company Incorporated (the “Recordkeeper”).
Contributions
An employee may become a participant on the first of the month following the date the employee completes one year of eligible service (at least 1,000 hours) and attains the age of twenty-one. Contributions are subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis.
The Company matches in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Code (“IRC”).
Eligible participants age 50 or older by the end of a calendar year are permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.
Active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period under the Plan. The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.
Participants’ Accounts
Participant and Company matching contributions are invested in accordance with participants’ elections. Participants may invest in various instruments including money market funds, mutual funds, and Brinker common stock. Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investments.
Vesting
Participants are immediately vested in both employee and employer matching contributions and the earnings thereon.
Forfeited Accounts
Forfeited account balances are used to reduce Company matching contributions. Forfeited accounts for the years ended December 31, 2018 and 2017 were not significant.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Payment of Benefits
Distributions under the Plan may be made upon a participant’s death, disability, retirement, or termination of employment. Actively employed participants may withdraw a portion of their vested account balance due to a financial hardship in accordance with IRS regulations and as defined in the plan document. Actively employed participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria. Actively employed participants may withdraw all, or any portion, of the vested balance in their accounts after reaching age 59½. Benefit payments may be made in the form of a single lump sum payment, a direct rollover into an Individual Retirement Account or another qualified plan, or periodic payments, as applicable.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2019 through 2033 as of December 31, 2018. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 4.25% to 9.25% as of December 31, 2018 and 2017. Principal and interest payments are made through bi-weekly payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Administrative Expenses
The Company pays all administrative expenses related to the Plan for actively employed participants, except for transactional fees related to participant-directed actions on their account which are paid by the participant. Non-employee participants are responsible for the annual administration fees for their accounts.
Investment Valuation and Income Recognition
The Plan’s money market funds, mutual funds and Company common stock fund are stated at fair value using quoted market prices (see Note 3 for additional disclosures).
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Payment of Benefits
Benefits are recorded when paid.
Contributions
Participant and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the Plan.
3. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:

•	Level 1 – inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities.

•	Level 3 – inputs are unobservable and reflect our own assumptions.
The methodologies used to measure the fair value of each major category of investments are as follows:

•	Money market funds are valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•
Mutual funds are valued at the total market value of the underlying assets based upon the publicly quoted price of each fund multiplied by the respective number of shares held as of the measurement date and are classified within Level 1 of the valuation hierarchy.

•
Brinker common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

These methodologies were consistently applied as of December 31, 2018 and 2017.
The following table presents the fair value of financial instruments as of December 31, 2018 and 2017 by type of asset. The Plan has no investments that are classified as Level 2 or Level 3 as of December 31, 2018 and 2017.

	2018	2017
Money market	$11,150,923	$9,252,687
Mutual funds	224,540,044	243,648,950
Brinker common stock fund	18,757,371	16,803,056
Total investments at fair value	$254,448,338	$269,704,693
4. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments consist of common stock of the Company and money market and mutual funds managed by the Trustee. Transactions involving these investments, as well as loans made to participants, qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

5. CONCENTRATION
At December 31, 2018 and 2017, the Brinker common stock fund approximated $18.8 million and $16.8 million, respectively, and represented approximately 7.4% and 6.2%, respectively, of the Plan’s total investments at fair value.
6. PLAN TERMINATION
Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.
7. INCOME TAX STATUS
In December 2014, the Plan was restated and adopted a volume submitter plan document. The sponsor of the volume submitter plan document has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the underlying volume submitter document is qualified under Section 401 of the IRC and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related Trust is tax-exempt as of the financial statement date.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. We further caution that it is not possible to see all such factors, and you should not consider the identified factors as a complete list of all risks and uncertainties.
9. SUBSEQUENT EVENTS
In preparing the accompanying financial statements, management of the Plan has evaluated all subsequent events and transactions for potential recognition or disclosure through May 31, 2019, the date the financial statements were available for issuance.
Effective January 1, 2019, the Plan adopted changes to the requirements for hardship withdrawals as a result of proposed regulations issued by the United States Treasury and the IRS in response to the Bipartisan Budget Act of 2018. As a result, participants will no longer be required to obtain a Plan loan before requesting a hardship withdrawal, a participant’s deferral contributions will no longer be suspended after receipt of a hardship withdrawal, and earnings on elective deferral contributions in a participant’s account will be included as part of a hardship withdrawal. While allowed under the proposed regulations, employer contribution sources, including qualified nonelective contributions, qualified matching contributions, and safe harbor plan contributions, will continue to be unavailable for hardship withdrawal under the Plan.

EIN: 75-2354902
PLAN # 001

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

(a) (b)	(c)	(e)
Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Money market:
* Fidelity Government Money Market Fund	11,150,923 shares	$11,150,923
Mutual funds:
* Fidelity Contrafund	3,319,664 shares	36,549,499
* Fidelity 500 Index Fund	207,612 shares	18,083,041
* Fidelity Freedom 2040 Fund	1,972,901 shares	17,835,022
* Fidelity Freedom 2035 Fund	1,368,831 shares	17,767,432
Neuberger Berman Genesis Fund	288,053 shares	13,768,912
American Funds EuroPacific Growth Fund	304,778 shares	13,711,942
* Fidelity Freedom 2045 Fund	1,295,825 shares	13,282,211
* Fidelity Freedom 2030 Fund	835,097 shares	13,077,616
PIMCO Total Return Fund	1,265,187 shares	12,563,306
* Fidelity Freedom 2050 Fund	1,080,563 shares	11,151,414
* Fidelity Freedom 2025 Fund	798,105 shares	10,159,875
* Fidelity Small Cap Growth Fund	454,673 shares	9,639,066
American Beacon Large Cap Value Fund	413,520 shares	9,601,932
Dreyfus/The Boston Company Small Cap Value Fund	376,809 shares	6,658,216
* Fidelity Freedom 2055 Fund	514,894 shares	6,044,850
* Fidelity Freedom 2020 Fund	391,794 shares	5,739,784
* Fidelity Extended Market Index Fund	57,585 shares	3,058,912
Vanguard Inflation Protected Securities Fund	72,669 shares	1,778,941
* Fidelity Freedom 2060 Fund	106,329 shares	1,120,705
* Fidelity Freedom 2015 Fund	83,415 shares	985,970
* Fidelity Freedom 2010 Fund	61,366 shares	886,132
* Fidelity Freedom Income Fund	65,258 shares	715,878
* Fidelity Freedom 2005 Fund	31,035 shares	359,388
		224,540,044
* Brinker Common Stock Fund	424,674 shares	18,757,371
* Participant Loans	Interest rates from 4.25% to 9.25% and maturity dates from 2019 through 2033	12,690,315
Total		$267,138,653
 *    Party-in-interest
Cost column not required – participant directed
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Date:	May 31, 2019	By:	/s/ JASON LANDRY
Jason Landry
Plan Administrator